Exhibit 99.6
AFTERNOON EARNINGS CALL

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
Q1 FY 10 RESULTS
July 10, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
CEO and MD

S.D. Shibulal
COO

V. Balakrishnan
CFO

T.V. Mohandas Pai
Director and Head – HR, E&R, Fac and Adm

BG Srinivas
Head – Manufacturing and Member – Executive Council

Subhash Dhar
Head – Communications, Media and Entertainment and Member – Executive Council

Ashok Vemuri
Head – Banking and Capital Markets and Member – Executive Council

CONFERENCE CALL PARTICIPANTS

Karl Keirstead
Kaufman Brothers

Ed Caso
Wells Fargo Securities

Rod Bourgeois
Bernstein

Anthony Miller
Tech Market View

Pankaj Kapoor
RBS

Sandeep Shah
ICICI Securities

Viju George
Edelweiss

Mitali Ghosh
BoFA-Merrill Lynch

Diviya Nagarajan
JM Financial

Bhavan Suri
William Blair

Nitin Padmanabhan
Centrun Broking

Moderator

Ladies and gentlemen good morning and good afternoon and welcome to the Infosys 1st Quarter Earnings Conference Call. As a reminder for the duration of this presentation, all participants’ will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today’s opening remarks. If you should need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Shekhar Narayanan of Infosys Technologies Ltd. Thank you and over to you Mr. Narayanan.

Shekhar
Thanks Rochelle. Good afternoon ladies and gentlemen. I am Shekhar from the Investor Relations Team in Bangalore. We thank all of you for joining us today to discuss the financial results for the 1st Quarter ended June 30, 2009. Joining us today in this conference room is CEO and Managing Director, Mr. Kris Gopalakrishnan, COO—Mr. SD Shibulal, and CFO – Mr. V. Balakrishnan along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended June 30, 2009, outlook for the quarter ending September 30, 2009, and year ending 31st March, 2010. After that we will open up the discussion for questions and answers. Before I handover to Infosys management I would like to remind you that anything we say which refers to our outlook for the future as a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available with the filings with the SEC which can be found on www.sec.gov. I would now pass it on to the management.

Kris Gopalakrishnan

Thanks Shekhar and good morning, good afternoon and good evening to everyone of you. Welcome to the 1st Quarter results and the discussion. We exceeded the higher end of the guidance by 3.9% in Dollar terms. In constant currency terms actually revenue declined by 1.9%, but in reported currency 3.9%, volumes declined sequentially by 1.1%, onsite volumes declined by 2.1%, offshore volumes declined by 0.6%. Utilization is down to 70.1%. Having said this, our operating margins also improved this quarter. Operating margins increased by 0.6%.

Overall when I look at where we are and the environment, it is a reasonable performance. We have revised our outlook for the full year. Our revenue guidance for the full year is $ 4.45 billion to $ 4.52 billion representing a year-on-year decline of about 4.6% to 3.1%. This is versus about 7% to 3% decline we had projected at the beginning of the 1st quarter, EPS guidance is $1.97 to $2.00. And then of course when you convert this into Rupees at the current exchange rate, exchange rate shows an appreciating rupee at this point it comes to Rs. 21,416 crores to Rs. 22,747 crores and an EPS of Rs. 94.6 to Rs. 96. In the short term, we are cautious. The environment continues to be challenging, it is unpredictable. But in the medium-to-long term, we believe that Infosys is well prepared to take advantage of the growth opportunities provided for this industry. I still believe that this is a growth industry. We have the necessary capacity. The utilization is about 70%. We are financially very strong, $2.5 billion of cash. We continue to invest in sales, marketing, building capacity outside in terms of delivery capacity, in terms of sales and marketing, reach - we are expanding our presence in Middle East, Europe and in other parts of the world. And we are continuously looking at new business models, new way to engage with our clients, new services to provide, new solutions to provide, new IP that is Intellectual Property that we can create. So the company continues to invest in people, invest in sales, marketing, delivery, and IP – intellectual property to prepare itself for any growth we see and when growth returns

With this I will hand it over to my colleague, Shibulal, to give you little bit more details about segmentation and then followed by Bala to give you more details about the finance.

SD Shibulal

Good afternoon, this is Shibulal. Let me give you some color on our client additions this quarter. We have added 27 new clients this quarter. The total number of active clients is 569. 330 clients give us more than million dollars in LTM basis. Our top client is 4.5%, Top 5 clients give us 16.3%.

Moving onto other parameters, onsite-offshore ratio has remained somewhat stable. The effort onsite is marginally down from 23% last quarter to 22.7% this quarter. We have added 3,500 plus people this quarter gross. And the net addition is a (-900) plus people. Our attrition rate is at 11.1% with an involuntary attrition of 2.9%.

Service mix - application maintenance has gone up from 21.7% to 23.2% this quarter, that is an increase of 1.5% quarter-on-quarter on relative terms. This in a sense reflects the client sentiment. Clients are looking for opportunities to reduce costs. They are looking for partner consolidation, they are looking for doing more with less and focusing on the lights-on work. So the maintenance revenue has gone up. Similarly, the discretionary spend is down. They are taking longer time to decide. The number of deals in the transformation space is also low. So our consolidating revenue has gone down from 25.3% to 24.4%.

We have won multiple deals this quarter. Three large outsourcing deals we won this quarter as well as three transformational deals in Q1. Our segmentation revenue by industry, there is no material change. Almost all industries are in the same area as they were in the last quarter. Insurance, banking, and financial services give us 33%, exactly same as last quarter. Manufacturing is marginally down from 20.8% to 20.5%. Retail is marginally down and telecom is marginally up from 16.7% of our revenue last quarter to 16.9% of our revenue this quarter. With this let me handover to Bala to give you the financial details.

V. Balakrishnan

Good afternoon everybody. This quarter has been very good. We have done much higher than the guidance in the beginning of the year. We said our revenues will be somewhere between $ 1.06 to $ 1.08 billion and we ended at $ 1.122 billion. The currency has appreciated by 3%, that is reflected in the top-line. The top-line of Rs. 5,472 crores for this quarter is closer to the upper-end of the guidance we had given. The cross currency helped to some extent on the top-line because the cross currency movement gave something around $23 to $24 million to the top-line. Even if you discount that, we are much higher than the guidance what we had given that the beginning of the quarter. The gross profit was 46.7%, last quarter was 46%. In the beginning of the quarter, we said the margins could be down by around 300 basis points because we want to make investments in hiring local resources all across the globe and also want to invest more in sales and marketing. To some extent the investments are not fructified in the 1st quarter but those could spillover and happen in the next three quarters. So, the benefit has come to the margins and due to that the effective tax rate also went up to something around 20%. Net-net we had a 28% profit after tax for this quarter which is much higher than what we guided. In the next three quarters we will be making those investments. In the beginning of the year we said for the full year the operating margins could come down by 300 basis points. Based on the revised numbers we believe that operating margin impact could be 150 basis points and to that extent the margins will flow to the profit before tax and the effective tax rate could go up from something around 16.5% to 17% which we spoke about earlier to something around 19% to 20%, much closer to 20% for the full year.

The Accounts Receivable days have been good. It is 56 days. Only 5% of the Accounts Receivable is more than 90 days. We are keeping a tight control on that. The cash and cash equivalent is something around $2.5 billion at the end of the quarter. This quarter the currency appreciated by around 3%. So technically the operating margin should have come down by around 1.5% but because of the cross currency movement, the operating margin impact has been minimal. So we are able to offset that. On the non-operating income side, we had a positive hedging impact of around Rs 94 crores and a translation impact, negatively of Rs 62 crores. So net-net on the non-operating, side we had a benefit of around Rs. 32 crores. We have hedging position of $598 million at the end of the quarter. We always said we want to take a short-term view because the currency markets were too volatile and we believe the Indian Rupee could depreciate in the short term, because if you look at the fiscal situation, if you look at the trade deficit, if you look at how the export numbers are moving, we believe short-term rupee could depreciate. In the long-term it could appreciate. So we continue with our strategy of hedging our exports for next two quarters at any point of time. We do not want to go beyond that.

Coming to the guidance, we have retained the guidance of the upper end for the full year because we want to be cautious. Even though we have seen some upside from what we guided in April in the 1st quarter, we want to be cautious even though people talk about green shoots at the macro level, at the micro level there is no green shoots, all are brown shoots. So we want to wait for a couple of quarters to see whether there is a actual pickup in the trend. So we are maintaining our guidance for the full year but for the full year, the operating margin decline could be 150 basis points as compared to 300 basis points which we said earlier, but the profit could increase the effective tax rate. So at the net level the EPS could be same. So with this I conclude and let us open it up for Q&A.

Moderator

Thank you. Ladies and gentlemen we will now begin the question and answer session. At this time, if you would like to ask a question please press * followed by 1 on your touchtone telephone. If your questions have been answered and you wish to withdraw from the questioning queue, please press * followed by 2 to remove yourself from the list. Participants are requested to use handset while asking a question. Our first question is from the line of Karl Keirstead of Kaufman Brothers. Please go ahead.

Karl Keirstead

Hi. Good morning. I had a question first about the improved margin guidance, down a 150 basis points versus down 300 and I just want to be clear as to what is driving that. Is that because the investments that you had planned will turn out to be less, is there a more favorable currency environment, perhaps you could elaborate on why you have improved the margin guidance, thank you?

V. Balakrishnan

See there are two elements to it. One we said we are going to hire locally in all the markets where we are operating and number two we said we are going to increase the sales and marketing spend by something around 100 basis points in the beginning of the year. In the 1st quarter, we are not able to make those investments so the benefit flew into the margins. So the spending is going to happen in the next three quarters on a pro-rata basis. So to that extent the impact of 300 basis points could come down. Number two, we also reworked on the numbers and make it more realistic and that is why the impact of 300 basis points has come down to something around 150 basis points. So we are going to do both the things 1) we are going to hire locally more people. That is going to happen in the next three quarters. And we are also going to increase our sales and marketing spend by having more sales and marketing people. All of it is going to happen but it will happen in the next three quarters and maybe spillover into next year. It has not happened in the 1st quarter.

Karl Keirstead

Okay thank you. And the second question if I might, I know you have previously talked about the September quarter Infosys is likely to experience a sequential revenue recovery. Based on your guidance it looks like, it will be flat to down slightly. Perhaps you could talk a little bit about whether that is FX driven or whether there is a change in your September quarter target, thank you?

Kris Gopalakrishnan

See when we give guidance we use the currency rate at the end of the quarter. So when we look at the rest of the quarters, it is based on our feedback from the clients, our feedback from the market, what we see in the economic environment. It is challenging, it is unpredictable at this point. And we felt that when you look at the numbers, at the upper end we have not revised, we have revised at the lower end slightly and then distributed through the different quarters and so that comes out to be flattish three quarters at this point. So that is how we have come out with these numbers.

Karl Keirstead

Okay thanks so much.

Moderator

Thank you Mr. Keirstead. Our next question is from the line of Ed Caso of Wells Fargo Securities. Please go ahead.

Ed Caso

Hi, good morning, good evening, congratulations on the results. I was hoping if you could elaborate more on why the tax rate is higher in FY 2010 and maybe if STPI extension goes through and the MAT goes through what the implications are for your tax rate this year and next year?

V. Balakrishnan

See last year if you look at the 4th quarter, our effective tax rate was close to 17%. That is what we guided for in the beginning of the year, but beginning of the year, we also had assumption that the margins could come down by 300 basis points. That is why the effective tax rate was 17% but now the margins could improve based on the investment pattern which we spoke about earlier. So that could flow into the effective tax rate also. So the effective tax rate this year could be close to 20%. What the government changed in the budget is only the sunset clause, they have not extended the tax holiday period. That means if we have a STP, which has run out of the 10 year tax holiday then you do not get the benefit. So next year, our effective tax rate could grow up to maybe around 24% to 25%. We have to see how the business mix is going to change, because if you have any incremental growth that could go into SEZ which still enjoys the tax holiday. So next year it could be 24% to 25%. Later on we have to see how the business mix is going to move and see how much of benefit we are going to get from SEZ. Very difficult to predict at this point of time.

Ed Caso

My second and final question, can you talk a little bit about the timing of bringing on the freshers that you have committed to and implications for utilization in the coming quarters?

Mohandas Pai

We have timed the freshers depending upon our training capacity and spread them over the year, right from the 1st quarter till the 4th quarter. We also made sure that they will be coming into the delivery unit, only after the end of the year because they have to undergo a 26 week training program. Because we have spread them out, we believe that we will be able to absorb them at appropriate times and will add very minimally to the bench going at the current run-rate.

Ed Caso

Thank you very much.

Moderator
Thank you Mr. Caso. Our next question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Yes guys, I just wanted to get an update on how the demand environment has changed in the last three months. I guess just to speak through the numbers, the cross currency patterns have moved in your favor over the last three months. So you are getting benefit from currency on US dollars revenues in fiscal 2010 but you have left the upper end of your revenue guidance the same. So excluding the benefit of currency, you are actually taking down the upper end of your revenue guidance. In the last couple of months, it sounds like most of the top Indian firms have had improved commentary about the demand environment and I think some of the investors are trying to understand why the upper end of the guidance would not have improved when you exclude the impact of currency. So can you help us kind of sort that out?

Kris Gopalakrishnan

Yes we had a very good 1st quarter, even though the volumes decreased sequentially by 1.1%, we exceeded our guidance even in constant currency. The reason why we are careful and cautious is the environment continues to be challenging. In the last one week, there is lot of economic data in terms of credit card defaults, unemployment continues to be high and the feedback we are getting from our clients is that the recovery will be probably mid 2010. They have not changed that. We saw technology analyst report which said that the IT spending could be declining more than what initially they thought. Initially they had actually projected a decline of maybe 3% to 4%, right now the range is about 6% to 11%. So given all the data, given that feedback from clients, given that the environment still continues to be unpredictable, we felt that the only change we would make in the guidance is effectively because of the currency and leave the rest at this point as it is. There is slight improvement in margins because we have reworked the numbers and things like that. And other than that again there is no change at this point. So we felt that it is better to be cautious in this environment.

Rod Bourgeois

Okay. And the caution on the revenue outlook is more about volume growth, I am assuming the pricing environment appears to a stabilized in the numbers you have reported. When you last talked about pricing, you said it might decline about 6% in fiscal 2010. Have you tweaked that at all, maybe down a little bit, I mean in other words are you guiding this something closer to 5% giving the pricing experience you had in the 1st quarter?

Kris Gopalakrishnan

Yeah, in numbers, yes we have brought it down to 5%. Now having said that, yes you are right, some of the negotiations are behind us but see given the uncertainty in the environment. We feel that it is possible that the clients may come back and renegotiate, the more prolonged this is, the clients are going to be probably re-look at their expenses again. And that is the unpredictability of the situation, that is where we are. And so yes, we have brought it to 5% decline but still we are again and I would still use the word - cautious.

Rod Bourgeois

Okay. And then one final question, I mean what have you done with variable compensation plans for this year, to what extent have you cut the percentage of compensation that is coming from variable comp in your fiscal 2010 compensation plans?

Kris Gopalakrishnan

See from a budgeting perspective we are budgeting similar to last year. Depending on how the company performs, of course it will change. But from a budgeting perspective we are budgeting similar to last year. Last year approximately I think 84% was paid out and that is around the same number is what the budgeting at this point.

Rod Bourgeois

Your margins were quite strong in the June quarter, was that somewhat helped by any cuts in compensation or was it just ...?

Kris Gopalakrishnan

No, we have not cut compensation. Of course we did not give any compensation increase this year but there is no compensation cut at all.

Rod Bourgeois

Got it, thank you guys.

Moderator

Thank you Mr. Bourgeois. Our next question is from the line of Anthony Miller of Tech Market View. Please go ahead.

Anthony Miller

Good afternoon and good evening gentleman. Just trying to look at Europe please and I notice that it is again in sequential decline in constant currency, you say 3.4%, probably thanks to flat US and it appears then the European decline, the gap between Europe growth and US growth in constant currency is actually widening compared to last quarter. So I am wondering about your views on this, is Europe getting, worse simply because it came into the downturn later than the US or do you think there is now something structural happening in Europe which is keeping it in path of decline and either way when do you think we will see Europe return to real growth?

B.G. Srinivas

This is BG Srinivas. Specifically on Europe couple of things happening, if you look at the financial services and telecom in UK, the decline has been steep in the last couple of quarters. Similarly in parallel, the uptake in revenues in the Continent and other sectors while it is happening, it is not at the same pace of the decline. And hence you see the net impact of de-growth in small percentage terms. Yes to some degree, there was a lag effect in Europe as compared to the US. And traditionally Europe has been slow on the decision-making and in the current environment it continues to be so. However in terms of activities within specific verticals and specific countries, the vendor consolidation process is on but the decision-making continues to be slow. We see some traction in terms of client engagements in the pharma and energy utility sector. Financial services, manufacture is still much muted at this point in time. Within manufacturing we have seen the clients are still under severe cost pressure, the discretionary spend is cut significantly, they have built up inventories and plant capacities but they have reduced demands.

Kris Gopalakrishnan

This is Kris here. Let me just add one quick thing. In the US what we see is, companies reacted very quickly they have cut cost, they have cut people, they have renegotiated contracts. They are in better control of the situation. Europe, especially continental Europe given the labor laws and the philosophy of companies etc., they have used the different approach, they take much longer to react, they take much longer to correct and hence our reading of the situation is that it is going to be much more gradual, gradual returns to growth etc. The reaction times are much longer.

Anthony Miller

Thanks very much gentlemen, very helpful.

Moderator

Thank you Mr. Miller. Our next question is from the line of Pankaj Kapoor of RBS. Please go ahead.

Pankaj Kapoor

Yes hi sir, congratulations on the good set of numbers. Just want to understand a couple of things. First is that on this particular quarter guidance when we came out last quarter, we had guided for 4% to 6% drop in volumes assuming a constant pricing, we obviously ended up with just about 1% drop in volumes and obviously we had a 20% drop in the top client share so A) trying to understand where the volume surprise came in, in a particular verticals or in any particular geographies if you can highlight that. Second is that what is preventing us from taking this improved volume performance into our full year guidance in terms of increasing the overall volume growth guidance number since we are keeping the revenue number same. Is there anything which you see dropping off over the course of next two to three quarters and how does that fit in with the improved economic environment that we are now seeing, thanks?

Kris Gopalakrishnan

So many questions there. We are able to retain clients and retain clients across geographies, across the various industry verticals in which we are operating. So it is not restricted to one region or to one industry it is actually driven by our ability to retain our customers. We have been very fortunate that there is no significant impact because of bankruptcy or anything like that we have been able to retain our clients. To the second part of your question, yes if we look at 1st quarter itself there is sequential drop of about 1% in volume and because of that because there is a volume drop, how do we project that forward. So we said that let us still remain where we were, flat three quarters going forward. When growth comes back then we will be in a better position to change that number. See overall the environment is going to be volatile, challenging, unpredictable and that is the reason why we feel, you do not have the same ability to forecast when you have volume decline and that is the reason why we are where we are at this point.

Pankaj Kapoor

Sir just one clarification on that, in terms of looking at this along with what is happening with our top clients. Do you see a decline going forward further on that, if that continues to be volatile over there, or you think that is getting stabilized?

Kris Gopalakrishnan

See, you will have some movement in your top 10, top 25 clients, etc., because some will move down, some will move up. We have clients who are still investing in transformational projects, they want to be ahead of the curve when the recovery starts and so they continue to invest in transformational projects. So the behavior of different clients is different in this environment. And there is movement within the top ten or top 25, etc. Of course, across the board the larger relationships typically drop more because they feel that they can cut more with you. Right? And that is why you see the top 25 drop more; actually remaining has grown by 1%. There is some quarterly impact also within that. So it is too early to project these out, the uncertainty continues and we want to wait before we come back with anything concrete on these things at this point.

Pankaj Kapoor

And just one last question on how the pricing has been reshaping up. Are we still seeing clients coming back and asking for any renegotiations? And given that our share of maintenance services have actually increased in this quarter, do you see that as a trend picking up as client do more of non-discretionary work? And how do you see then our realization shaping up for the full year? Will there be a decline, could be higher than 4% to 5% what we guided for? Thank you.

Kris Gopalakrishnan

The second part is easier to answer. Yes, we believe that discretionary spend will be muted but the impact on pricing etc is already factored in. Whatever we know, we have factored in. We have said that it is possible that they may come back but whatever impact we know we have factored that in. To the first part, it is a challenging environment, it is a difficult environment and as I said we want to be cautious. We do not want to project anything out from one quarter at this point, we have of course projected it and given the guidance for the rest of the year but we do not want to make any change in those assumptions, too much change in those assumptions. We projected 6% decline, we right now are projecting 5% decline in revenue per employee. Majority of the clients have said that at least for the time being, they have finished their renegotiations but they also say that we reserve the right to come back if the situation worsens. So they are reserving their right to come back and that is where it is right now.

Pankaj Kapoor

Thank you and all the best.

Moderator

Thank you Mr. Kapoor. Our next question is from the line of Sandeep Shah of ICICI Securities. Please go ahead.

Sandeep Shah

Yes. Congrats on the good numbers. Sir, just wanted to know the three transformational deals and the three outsourcing deals which we have won in this quarter. Whether this is all factored in the revised guidance of FY10?

SD Shibulal

These are business transformational deals. These are transforming business for our clients. We may have some restrictions to get down to specificity of these deals. As Kris was saying that, these are clients who are looking for transforming their business and be ready for the time when this current downturn is over. We are seeing good pipeline on transformational deals, not like before. But we are seeing them from selected clients.

Sandeep Shah

Sir, what I am asking is that the deals which we have won in the 1st Quarter, whether that has been factored in the full year revised guidance?

SD Shibulal

Alright. Okay. Those deals which we have won is a multi-year deal and this revenues will come over the period of time. They have been factored into the current guidance. Deals which have won, are already factored into the guidance.

Sandeep Shah

Okay. And second time gap in terms of winning the deal and starting of the deal. Is there any change, has it shrunk or has it elongated further…?

Kris Gopalakrishnan

We have been winning these deals. So it is not that suddenly we won three deals. If you look at every quarter, we have been winning three, five deals large size deal. These are multi-year multi-million dollar contracts. And yes, there is a lower ramp up. The velocity of the business now come down. So there is a slower ramp up in some cases. That is clearly a reflection of the environment in which we are. There is another thing, a deal may start. – I will just use an example, may start as $ 300 million. When the client puts it out as an RFP, by that time it closes, and it takes probably six to nine months to close. We find that the deal size has come down to maybe $ 200 million or $ 150 million actually. Sometimes it is half the size when from the time it started. So these are things we are seeing in the market today.

Sandeep Shah

Okay. After winning the deal, does is it take time to start or there also the gap maybe reducing or…?

Kris Gopalakrishnan

No, that is what I am saying. Yes, it is taking longer to ramp up, longer to transition, sometimes longer to start.

Sandeep Shah

Okay. And just last thing. This quarter there is zero MAT credit, any specific reason?

V. Balakrishnan

We said our effective tax rate this year could be close to 20%. That means we will be paying above the MAT. That is why there is no credit.

Sandeep Shah

Okay. Thanks.

Moderator

Thank you, Mr. Shah. Our next question is from the line of Viju George of Edelweiss. Please go ahead.

Viju George

Congratulations to management on a good performance. This question relates to the margin decline you are forecasting for this year relative to the previous year, you said 150 basis points as against the early indicated number of 300 basis points. It has got to do with some adjustment also that you are doing or maybe you have taken some extra conservatism into account when providing for this at the time of Q4 FY09.

V. Balakrishnan

There is no adjustment. These are all estimates. One quarter it got shifted, so we had savings for one quarter and there is going to happen over the next three quarter. And we also reconfigured the cost and that is why it has come down.

Viju George

Okay. Because one would imagine that if the quantum of investments were to be the same in absolute dollar terms, but this has been shifted out because you could not make all of that in this quarter but yet your revenue guidance has not changed too much. Then in terms of margin impact it still remain the same. So which means that their might have been change in the quantum of investment as well, right?

V. Balakrishnan

You are absolutely right my friend. But life is not static. The cost has to be reworked depending on the current realities. They are reworked. And now we believe the impact will be only 150 basis points.

Viju George

Yes, okay. One other question relates to promotions, would that be happening in the course of this fiscal and if so, because of that would we have competition increases?

Kris Gopalakrishnan

Currently, we have not planned any. Let us wait for rest of the year and when we will take the decision, currently we have not planned any compensation increase or promotions.

Viju George

Sure. And my final question relates to the yield on cash. It seems to have gone up quite a bit relative to previous quarter. I just wonder that has got into with the fact that we have the sizable shift, if you will, to liquid mutual funds.

V. Balakrishnan

No, I think it is a tailwind effect because we had the existing portfolio which we contracted at higher rates. And in the next two, three quarters it could come down, because the current yield what you are getting on the surplus is something around 5%-5.5%. Last year end, it was close to some 9.5%. So it is only the existing portfolio and there is a tailwind effect and the next three quarters it could come down.

Viju George

Okay. Thank you once again and congratulations.

Moderator

Thank you, Mr. George. Our next question is from the line of Mitali Ghosh of Merrill Lynch. Please go ahead.

Mitali Ghosh

Hi, good afternoon and congratulations on a strong quarter. Just on I think this point has been discussed couple of times during the call, but I am just trying to understand that while you are being cautious on the outlook, why is it that you felt comfortable cutting the constant revenue guidance actually by 2% for the year. Why not have it sort of less than flat given the slightly infact stable environment since April?

Kris Goplalakrishnan

See, we have given a dollar guidance and then of course converting that into Rupees. That is how we look at. We do not look at as a constant currency. Bala, do you want to add something?

V. Balakrishnan

No, Mitali, we have given guidance in the beginning of the year. The upper end of guidance remain same, at the lower end we increased by $100 million to reflect some growth we saw in the 1st quarter and also the currency impact. See guidance is always given in a range and at this point of time we are not comfortable increasing it, looking at the uncertainties what we are seeing in the environment. If things improve probably we will have a re-look at it. At this point of time we do not find a need to increase it.

Mitali Ghosh

Ok. Is it also because you want to be careful on the volatility of the currency itself and therefore prefer not to take the cross-currency benefit into account?

Kris Gopalakrishnan

See, currency always is taken at the last day of the quarter. This is based on the volatility in the environment. The economic environment, what clients are telling us when they say that the recovery will be probably mid 2010, what technology analysts are saying, IT spend will be 6% to 11% down. Beginning of the quarter they said, 3% to 4% down. So we have factored all these things. Feedback from clients, feedback from the market and feedback from analysts like you, economists, etc. We have factored all these things and that is how we have come with the guidance. Guidance is based on the revenue numbers. And then on currency, we take the last day's numbers and then project it out.

Mitali Ghosh

Right, I understand. It is just that from a volume and pricing perspective it looks like you have taken it down for the next three quarters. I was just a little surprised. I would have thought you would have held it flat on constant currency basis.

V. Balakrishnan

You are right but we are not assumed any currency volatility because that is unknown factor. So we take the quarter end currency rate for the future prediction. It is more to do with cautiousness. We are not seeing any big improvement at a micro level even though there are some green shoots at the macro level. So we want to be cautious at this time. That’s it

Mitali Ghosh

And I understand Bala. And Bala, the second question on the margins, the 150 basis points better margin outlook that you are looking at now. Is it possibly to discuss which are some of the assumptions that might have changed and specifically I was thinking, are you now looking at maybe a better utilization rate or also in terms of variable compensation, are you looking at different numbers?

V. Balakrishnan

There are two components to it. One is onsite hiring which we are making all across the world wherever we have operations. Second is on the sales and marketing side. Both are happening. But it got shifted by a quarter because 1st quarter, we were not able to make those investments. It could happen over the next three quarters. So to extent there is a reduction. And we also assume certain costs which we have reconfigured now. So, overall costs have come down from say 300 basis points impact to 150 basis points impact.

Mitali Ghosh

So on the costs that you have reconfigured, anything there that can be shared for us to understand. In terms of is an assumption on other than the hiring and the investment part of it, anything else is in terms of intrinsic cost-based that you are looking at differently today?

V. Balakrishnan

This will be too much of detail Mitali.

Mitali Ghosh

Right. Okay. Thank you.

Moderator

Thank you, Ms. Ghosh. Our next question is from the line of Diviya Nagarajan of JM Financial. Please go ahead.

Diviya Nagarajan

Hi, congrats on a commendable quarter. Couple of questions. You spoke about being cautious on the outlook for the year even though the economy seems to have stabilized. How does it translate into what you have seen on the ground in this quarter? Have you seen projects starts or deal wins pickup vis-à-vis your earlier expectations in the June quarter?

Kris Gopalakrishnan

See, first of all, we believe that it is too early to say that the economy is better. We believe that it is unpredictable, it is volatile and there are conflicting signals right now. For example, credit card defaults seem to be higher than what originally projected, unemployment continues to be high. So it is too early to say the economy maybe starting to grow or starting to recover etc. Some people are saying we are looking at a big hole right now. There were talks about maybe a second stimulus package require to stabilize things etc. Then to second part of your question about how does the Q1 reflect on the rest of the year. See in Q1, we had a sequential decline of volume of about 1%, yes, I agree that it was less than what we have originally projected but it still a decline. And then growth is not there. When volume growth is not there, when it is a decline, we felt that it is better to project out a flat rest of the year and that is reflected in the guidance at this point and that is where we are.

Divya Nagarajan

Another thing is of course your implicit volume in the full year guidance now; if you were to work it backwards. I understand that we do not want to move up the upper end of the guidance. But if you were to work it backwards and we are looking at about less than a percentage or percent of volume growth this year. If I recall correctly, at the beginning of the year we were looking at a 2% to 6% kind of volume growth. So is that fair to assume that this is just a cautionary note that we have introduced into the guidance?

Kris Gopalakrishnan

We have assumed flat for the remainder of the year at this point. We looked at the dollar guidance, we said leave the top end there, adjust the lower-end for what happened in the 1st quarter and then we have worked backwards for the time being. We did not want to change the guidance.

Divya Nagarajan

Right. And Bala one last question. Couple of last questions actually. On the margin front, you were talking about 150 bps decline year-over-year. If I were to take this quarter of 34 points one as the base and work it for the full year, are we saying that volume should actually drip quite sharply over the next two-three quarters in order to reach the full year target or is there a certain amount of caution built into that as well?

V. Balakrishnan

No, it is a pure mathematics. If you are talking about 150 basis points of full year and if the 1st quarter is high, next three quarters going to decline, yes.

Divya Nagarajan

You are talking about margin reaching almost 30% by the end of the year?

V. Balakrishnan

Yes. That is what it means because our PBIDT India could be closer to 31.5% at the end of the year on a year-on-year basis.

Divya Nagarajan

Right. And relation to the tax in the margins of course we have seen tax rate shoot up because margins were at 34% this quarter. If you are looking at margins coming down to 30% by the end of the year, then is it reasonable to assume the tax rate will also start tapering off towards the end of the year?

V. Balakrishnan

No look, we are operating in STPs. Some of the STPs have come out of tax already this year. That could increase thee effective tax rate. The guidance given in April, the effective tax rate assumed was 16.5% to 17% because we felt that full year margins could come down by 300 basis points. Now since the margins coming down only by 150 basis points, to the extent there is an incremental tax which will increase the effective tax rate to something around 19%. We assume 20% because we have to see how the growth is going to go into SEZ because only incremental new business can go into SEZ. The mix is very important. So we assume right now 20%. We have to see at the end of the year where it ends.

Divya Nagarajan

Right. Thanks and all the best for the rest of the year.

Moderator

Thank you, Ms. Nagarajan. Our next question is from the line of Bhavan Suri of William Blair & Company. Please go ahead.

Bhavan Suri

Thanks. Good evening, guys and a good job on the quarter. I guess just initially talking about the pipeline, Bala, you keep saying there is green shoots at a macro environment and it appears there is probably some green shoots at a micro environment given the better than expected volume. What are sales pipeline looking at? What is the duration looking like? And are you seeing any change in the pace of business signings?

Subhash Dhar

This is Subhash Dhar. Let me respond to that. Well, our pipeline has been looking good over the last several quarters. It is not the pipeline which worries us, it is the decision-making speed which is of worry and every time we hear some negative news in the macro environment we see the pace of decision-making coming down. So that is the one which is really material for us. And we have not seen that accelerating over the quarters.

Bhavan Suri

Kris alluded to the fact that deals, when the RFP starts, deals maybe $ 300 million, they shrink down to $ 150 million, but some of the newer project and the newer customers, are those sort of smaller, are they materially smaller than you would have expected, say, three months ago because three months ago you sort of said they were smaller, have those declined? Those sort of the same? Are people thinking of longer time horizons for ROIs now?

Kris Gopalakrishnan

Deal sizes are actually smaller at this point. And unfortunately we cannot generalize because there are some larger customers we are working with also. But generally like-to-like customer the sizes are smaller.

Bhavan Suri

And Kris, can you, are they 50% smaller that they have been historically, any sort of clarity around that, that scope or size?

Kris Gopalakrishnan

No. Clients cannot cut their spending by 50% luckily for us. And basically the tax cuts are maybe maximum 10-15%. Again, I do not want to generalize. Some deal may turn out to be larger. This quarter itself we have won three large deals, $ 50 million plus multi-year, multi-service deal, three transformational projects typically these transformational projects are also multi-year, multi-countries rollout and things like that. So generalization is not possible but having said that, discretionary spend is down, our revenue from development, package implementation and consulting, both services are down this quarter. So there is some impact because of the environment.

Bhavan Suri

And one final quick one. Turning to the competitive environment, any changes there, are you seeing some of the larger global SIs who have got offshore presence offering sort of more competitive pricing and sort of attacking some of your core customer base?

Kris Gopalakrishnan

Yes, the competitive pressure is more. We see the same competition. Fortunately, we are not seeing newer competition. It is the same competition. Different regions, different countries, of course the competitors are different. By and large, I would say when you are trying to defend your business, you tend to be little bit more aggressive on pricing and clients also use this as a way in which they can renegotiate existing contract. I would leave it at that actually. So when you are trying to defend you may sometimes be more aggressive.

Bhavan Suri

Great. Thanks guys.

Moderator

Thank you Mr. Suri. Our next question is from the line of Nitin Padmanabhan of Centrum Broking. Please go ahead.

Nitin Padmanabhan

Yes, hi. The overall hiring figure for the year we were looking at around 18,000. Now when we look at higher onsite hiring that is happening, is there any change to that number on an overall basis?

Mohandas Pai

No, there is change. We are sticking to this 18,000.

Nitin Padmanabhan

Okay. And in terms of the involuntary attrition, would that continue to be at higher level going to the next quarter as well?

Mohandas Pai

The involuntary attrition is a part of an annual appraisal cycle, the cycle is now completed. So it will go the normal way.

Nitin Padmanabhan

Right. And in terms of total client additions this quarter. I think it has been the lowest in the past probably 27 quarters? And I think if you look at last quarter we did around 37 in spite of that probably being the toughest quarter in terms of probably the overall environment per se? So where do you see this going? Are we likely to see this improve? Are the TCVs that we have won for this quarter maybe equivalent to probably last quarter? Is this a significant decline?

Kris Gopalakrishnan

Do not read too much into a particular quarter. So let us wait. We are actually not seeing any difference in our positioning in the market, our positioning vis-à-vis competition. We still are seen as a value player, we are seen as a premium player. So let us wait to get better idea of the trends.

Nitin Padmanabhan

Just one last one. If you could just throw some color on the BFSI segment, how do you see things happening, say in the US and Europe, similarly for telecom, and also if you could just throw some light on the overall strategy on IPs? I think we recently came out with iTransform, how is that going and what is the road map there?

Ashok Vemuri

Okay, on the BFSI sector, going into the quarter the visibility was a little higher than what it was let us say in January. But as the quarter progressed, things picked up, but then by the time the quarter ended, we actually did see some of the impact of what is happening in the macro environment, rub off on client behavior as well. If I look at the number of new accounts opened in the quarter - out of the 27, 9 of them are in the BFSI sector, both in the US, Europe, of which 5 are Finacle based. So both the product side as well as the services side, we are seeing good traction. Most of the pricing renegotiations are behind us now but that does not mean that they are all over, we do expect some of them still to re-surface. So I think from an overall perspective in financial services like in the rest of the other sectors, our outlook is a little cautious at this time because there are a lot of contradictory signals that we are getting. Some of the good news of course is the fact that the budgets are done, but the color and nature of this budget is very different from previous years. Decisions are getting delayed and sales cycles are getting longer as decision-making goes to the top of the house. We are seeing traction in the US markets to certain extent with existing clients. We are seeing traction in Continental Europe, especially with new clients.

Nitin Padmanabhan

Right. And telecom?

Subhash Dhar

This is Subhash. The telecom segment has shown a marginal improvement in terms of revenues this quarter. As you know, in this segment, we have few large vendors globally. Therefore the business tends to be very concentrated in certain clients and therefore what happens in those clients affects the revenue quarter-on-quarter. We have seen significant movement in the Continental Europe theater in terms of new account openings for us which is very encouraging as we broaden the base of customers which is very, very important in this segment. Other than that I think there has not been any structural impairment of the industry as opposed to some other industries but there has been a significant slowdown in decision-making in this segment as well. This segment over the last eight years has become extremely cautious on how they spend after the 1999-2000 overhang. So we do see those responses of climbing up and of course there has been pricing pressure. We have seen increased competitive pressure in this segment because of some of the competition migrating from the BFSI segments into this segment as well.

Nitin Padmanabhan

And just one more thing. If you in terms of the overall client base within telecom, are we seeing a little more broad-basing of that client base and are other clients actually growing much faster than our top client?

Subhash Dhar

I would not say that all the other clients are growing faster than our top clients but yeah, there are some clients were growing faster than the top client. This story can change every 6 to 12 months given the lumpiness in the revenues I talked about.

Nitin Padmanabhan

Right. And just one last thing if you could on let us say the IPs, iTransform and how that is moving and what is the road map in terms of new IP that you would like to come out with and what is the target there?

Kris Gopalakrishnan

There is significant investment going into platform-based services, into Software as a Service, into solutions which can be considered as products, because we license these solutions to our clients. So there are several initiatives. iTransform is again one such initiative where we are using certain tools, methodologies etc., for working with clients. So there are multiple initiatives in these directions and we hope that through these initiatives we can give most choices to our clients, we can do faster implementations, we can get some license revenue, we will be able to increase revenue per employee and increase effective realizations. So there are multiple objectives for these things. All these things will have an impact on the business over the next three years to five years because any transition within Infosys, any transformation within the Infosys is a multi-year transformation, not a quarterly change. So it will take time to make these changes.

At this point I would like to conclude this call because we have exhausted the time. I want to thank all of you for participating in this call. Our investor relationship managers are available to you to answer any other questions you have or if you need to reach out to us, please do so. I look forward to meeting you during the quarter or maybe as part of the next quarter end. Thank you again very much.

Moderator

Thank you very much gentlemen of the Infosys management team. Ladies and gentlemen on behalf of the Infosys Technologies Limited that concludes this conference call. Thank you for joining us on the Chorus Call Conferencing Facility and you may now disconnect your lines. Thank you.